SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                              Commission File Number 33-19048-NY

                           NOTIFICATION OF LATE FILING

         (Check One): [x]Form 10-K  [ ]Form 11-K  [ ]Form 20-F  [ ] Form 10-Q
[ ] Form N-SAR

         For Period Ended:          July 31, 2002
[]Transition Report on Form 10-K              []  Transition Report on Form 10-Q
[]Transition Report on Form 20-F              [] Transition Report on Form N-SAR
[]Transition Report on Form 11-K

         For the Transition Period Ended:______________________________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            MURRAY UNITED DEVELOPMENT CORP.

Former name if applicable: Not Applicable.

Address of principal executive office (Street and number):    P.O. Box 224

City, state and zip code:  Landing, New Jersey 07850

                                     PART II
                             RULE 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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     [ ] (c) The  accountant's  statement  or  other  exhibit  required  by Rule
12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

          Registrant experienced a delay in filing due to recent developments in Registrant's proposed Klenz-Safe product line. The Registrant believes that these developments should be disclosed in its annual report on Form 10-KSB for the year ended July 31, 2002. This resulted in a delay in the completion of certain portions of the Form 10-KSB and a concomitant delay in forwarding such Form 10-KSB to Registrant's auditors for review. Registrant's auditors are in the process of completing their review, and Registrant anticipates that its Form 10-KSB will be filed within the fifteen (15) day period provided for in Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

    John R. Calcagni                 (631)                         582-5151
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      (Name)                      (Area code)                (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [x]Yes [x]No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ]Yes [x]No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         MURRAY UNITED DEVELOPMENT CORP.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  October 28, 2002                By:   /S/ DWIGHT FOSTER
                                          --------------------------------------
                                          DWIGHT FOSTER, Chief Executive Officer